                    U. S. Securities and Exchange Commission
                             Washington, D.C. 20549
                         Post-Effective Amendment No. 2
                    SEC File No. 333-94409, filed 1/11/2000

                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              iBIZ Technology Corp.
                              ---------------------
                 (Name of small business issuer in its charter)

     Florida                           7379                      86-0933890
(State or jurisdiction of   (Primary Standard Industrial      (I.R.S.Employer
incorporation or             Classification Code Number)     Identification No.)
organization)

       1919 West Lone Cactus Drive, Phoenix, Arizona 85021, (623) 492-9200
       -------------------------------------------------------------------
          (Address and telephone number of principal executive offices)

               1919 West Lone Cactus Drive, Phoenix, Arizona 85021
               ---------------------------------------------------
(Address of principal place of business or intended principal place of business)

                       Robert L. Lane, Lane & Ehrlich, Ltd
                       -----------------------------------
    4001 N. Third St., Suite 400, Phoenix, Arizona 85012-2065 (602) 264-4442
    ------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

                                     Copy to:

                            Stephen R. Boatwright, Esq.
                              Daniel A. Larson, Esq.
                              Gammage & Burnham, PLC
                       Two North Central Avenue, 18th Floor
                              Phoenix, Arizona 85004
                                  (602) 256-0566

Approximate date of proposed sale to the public:  February 28, 2000

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                            |_| _____________

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                            |_| _____________

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                            |_| _____________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
                                                            |_| _____________

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------
Title of each class of securities to     Amount to be        Proposed       Proposed maximum     Amount of
            be registered                registered(1)        maximum          aggregate       registration
                                                          offering price     offering price         fee
                                                            per share(6)
-------------------------------------------------------------------------------------------------------------
Common stock, $.001 par value            5,039,252(2)          $1.47          $7,407,700.00       $2,059.34
-------------------------------------------------------------------------------------------------------------
Common stock, $.001 par value            1,000,000(3)          $1.47          $1,470,000.00       $  408.66
-------------------------------------------------------------------------------------------------------------
Common stock, $.001 par value              500,000(4)          $1.47          $  735,000.00       $  204.33
-------------------------------------------------------------------------------------------------------------
Common stock, $.001 par value              300,000(5)          $1.47          $  441,000.00       $  122.60
-------------------------------------------------------------------------------------------------------------

(1) Represents the shares of common stock being registered for resale by the selling securityholders.

(2) Pursuant to a registration rights agreement between us and a selling securityholder, the number of shares represents 200% of the maximum number of shares which would be issuable as of the date of filing this registration statement upon conversion of two seven percent convertible debentures. Pursuant to Rule 416, the shares of common stock offered hereby also include such presently indeterminate number of shares of common stock as shall be issued by us to the selling securityholder upon conversion of the debentures. That number of shares is subject to adjustment under anti-dilution provisions included in the debentures covering the additional issuance of shares by iBIZ resulting from stock splits, stock dividends or similar transactions. This presentation is not intended to constitute a prediction as to the future market price of the common stock or as to the number of shares of common stock issuable upon conversion of the debentures.

(3) Pursuant to a registration rights agreement among us and a selling securityholder, the number of shares includes 200% of the maximum number of shares which would be issuable as of the date of filing this registration statement upon exercise of warrants to purchase an aggregate of 300,000 shares of common stock. Pursuant to Rule 416, the shares of common stock offered hereby also include such presently indeterminate number of shares of common stock as shall be issued by us to the selling securityholder upon exercise of the warrants. That number of shares is subject to adjustment under anti-dilution provisions included in the warrants covering the additional issuance of shares by iBIZ resulting from stock splits, stock dividends or similar transactions. This presentation is not intended to constitute a prediction as to the future market price of the common stock or as to the number of shares of common stock issuable upon exercise of the warrants.

(4)   Issuable upon conversion of options.

(5) Issuable upon conversion of the selling securityholders' eight percent convertible debentures.

(6) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (g) of the Securities Act of 1933, as amended (the "Securities Act"); based on the average ($1.47) of the bid ($1.44) and asked ($1.50) price on the NASD OTC Bulletin Board on January 3, 2000.


            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Limitation of Liability and Indemnification Matters. iBIZ's Articles of Incorporation, as amended, provide to the fullest extent permitted by Florida law, a director or officer of iBIZ shall not be personally liable to iBIZ or its shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of iBIZ's Articles of Incorporation, as amended, is to eliminate the right of iBIZ and its shareholders (through shareholders' derivative suits on behalf of iBIZ) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. iBIZ believes that the indemnification provisions in its Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The follow table sets forth the estimated costs and expenses incurred by the selling securityholders in connection with this Offering.

       SEC Registration Fee                                     $    2,888.33
       Legal Fees and Expenses                                  $   60,000.00
       Accounting Fees and Expenses                             $   20,000.00
       Printing Expenses                                        $    5,000.00
       Blue Sky Fees and Expenses                               $    6,000.00
       TOTAL(1)                                                 $   93,888.33

----------
1. Except for the SEC registration fee, all fees and expenses are estimates.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

         iBIZ Technology Corp.

         On July 10, 1998, iBIZ issued 3,000,000 shares of common stock, $.001 par value, at a sales price of $.05 per share totaling $150,000. iBIZ relied upon Regulation D, Rule 504 promulgated under the Securities Act with respect to these sales.

         Between November 13, 1998 and January 13, 1999, iBIZ issued 540,318 shares of common stock, $.001 par value, at a sales price of $.35 per share totaling $189,111.30. iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect to these sales.

         Effective January 1, 1999, iBIZ entered into a Plan of Reorganization and Share Exchange Agreement with INVNSYS and the below referenced individuals. Pursuant to the Reorganization, iBIZ issued 16,000,000 shares of common stock, $.001 par value, in exchange for one hundred percent (100%) of the outstanding shares of INVNSYS. The shares were allocated as follows:

                                                                   NO. OF SHARES
                                                                   -------------
Moorea Trust dated December 18, 1991                                  12,120,000
Terry Ratliff                                                          1,771,200
Mark Perkins                                                           1,771,200
Paul Russo                                                                46,400
Frank Ligammari                                                           33,600
Richard Bielfelt                                                          28,800
Terry Neild                                                              228,800

         The shares issued by iBIZ were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.

         From March 8, 1999 through November 18, 1999, iBIZ issued 1,730,100 shares of common stock, $.001 par value, at a sales price of $.50 per share and 640,318 shares of common stock, $.001 par value, at a sales price of $.35 totaling an aggregate of $1,089,161. iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect to these sales.

         From April 22, 1999 through January 2000, iBIZ issued options to purchase 3,400,000 shares of common stock, $.001 par value to employees and various consultants. The exercise price of the options is the fair market value on the date of grant, which ranged from $0.75 to $1.00 per share. iBIZ relied upon either Rule 701 or Section 4(2) with respect to the granting of the options.

         On June 30, 1999, iBIZ issued Two Hundred Thousand Dollars ($200,000.00) of 8% Debentures. The 8% Debentures are due on June 21, 2000, bear interest at eight percent (8%) per annum, and are unsecured. Under the terms of the 8% Debentures, iBIZ is obligated to include the shares issuable upon conversion of the 8% Debentures in this registration statement. Upon the effectiveness of this registration statement, the 8% Debentures shall automatically convert to 300,000 fully paid and nonassessable shares of common stock, $.001 par value.

         Effective May 1999, iBIZ issued a warrant entitling the holder to acquire 400,000 shares of common stock, $.001 par value, at an exercise price of $0.75 per share for the first 300,000 shares and $1.00 per share for the remaining 100,000 shares.

         In November 1999, iBIZ issued Six Hundred Thousand Dollars ($600,000.00) of 7% Debentures (the "$600k 7% Debentures") to Globe United Holdings, Inc. ("Globe"). Thereafter, in December 1999, iBIZ issued to Globe an additional One Million Dollars ($1,000,000.00) of 7% Debentures (the "$1000k 7% Debentures). On December 6, 1999, Globe converted $200,000 of the $600k 7% Debentures, plus accrued interest to date. Pursuant to the applicable conversion formula, iBIZ issued 300,962 shares of common stock.

         In connection with the issuance of the $600k 7% Debentures, iBIZ issued a warrant to purchase 100,000 shares of common stock at a purchase price of $0.94 per share. The warrant is immediately exercisable and expires November 9, 2004.

         In connection with the issuance of the $1000k 7% Debentures, iBIZ issued a warrant to purchase 200,000 shares of common stock at a purchase price of $0.94 per share. The warrant is immediately exercisable and expires December 28, 2004 (collectively the "Warrants).

         iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect to the issuance of the 7% Debentures and the Warrants.

         On January 7, 2000, iBIZ issued 250,000 shares of common stock, $.001 par value, at a sales price of $1.10 per share for a total amount of $275,000. iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect this sale.

         On January 10, 2000, iBIZ issued warrants to purchase and aggregate of 281,250 shares of common stock at a purchase price of $0.99 per share. The warrant is immediately exercisable and expires December 29, 2004 The warrants have terms of five years and are immediately exercisable. iBIZ relied upon either Section 4(2) or Regulation D, Rule 506 promulgated under the Securities Act with respect these warrants.

ITEM 27.  EXHIBITS


INDEX TO EXHIBITS




       EXHIBIT NO.                DESCRIPTION
       -----------                -----------

          2.01(1)   Plan of Reorganization and Stock Exchange Agreement dated
                    January 1, 1999

          3.01(1)   Articles of Incorporation, as amended

          3.02(1)   Bylaws

          5.01(3)   Opinion of Gammage & Burnham, P.L.C.

          10.01(1)  Citrix Business Alliance Membership Agreement dated February
                    10, 1999, between INVNSYS and Citrix Systems, Inc.

          10.02(1) Client Software License Agreement dated December 30, 1998, between INVNSYS and Citrix Systems, Inc.

          10.03(1)  iBIZ Technology Corporation Distributed Software License
                    Agreement dated June 2, 1999, between iBIZ and Jeremy Radlow

          10.04(1)  3Com Designed for Palm Computing Platform Logo License
                    Agreement, between iBIZ and Palm Computing, Inc.

          10.05(1)  IBIZ Technology Corp. Stock Option Plan dated January 31,
                    1999

          10.06(1)  Form of Stock Option

          10.07(1)  Lease Agreement dated June 1, 1999, between iBIZ and Lone
                    Cactus Capital Group, L.L.C.

          10.08(1)  Strategic Teaming and Marketing Agreement dated
                    February 18, 1999, between iBIZ and Global Telephone
                    Communication, Inc.

          10.09(1)  Form of iBIZ Technology Corp. Common Stock Purchase Warrant

          10.10(1)  Form of iBIZ Technology Corp. Convertible Debenture

          10.11(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Kenneth Schilling

          10.12(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Terry Ratliff

          10.13(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Mark Perkins

          10.14(2) Securities Purchase Agreement dated November 9, 1999, between iBIZ and Globe United Holdings, Inc.

          10.15(2) 7% Convertible Debenture Due November 9, 2004, between iBIZ and Globe United Holdings, Inc.

          10.16(2)  Warrant dated November 9, 1999

          10.17(2) Registration Rights Agreement dated November 9, 1999, between iBIZ and Globe United Holdings, Inc.

          10.18(3) Securities Purchase Agreement dated December 29, 1999, between iBIZ and Globe United Holdings, Inc.

          10.19(3) 7% Convertible Debenture Due December 29, 2004, between iBIZ and Globe United Holdings, Inc.

          10.20(3)   Warrant dated December 29, 1999

          10.21(3) Registration Rights Agreement dated December 29, 1999, between iBIZ and Globe United Holdings, Inc.

          10.22(3)   Subscription Agreement for Common Stock of iBIZ Technology
                     Corp.

          10.23(4) Master Distribution Agreement dated January 12, 2000, between iBIZ and Harsper Co. Ltd.

          21.01(1)   Subsidiaries of Registrant

          23.01(3)   Consent of Moffitt & Company

          27.02(4)   Financial Data Schedule

          99.01(5)   Press Release dated January 12, 2001

---------------

1. Incorporated by reference from iBIZ's Form 10-SB, File No. 027619, filed with the SEC on October 13, 1999.

2. Incorporated by reference from iBIZ's Form 10-SB/A, File No. 027619, filed with the SEC on December 1, 1999.

3. Incorporated by reference from iBIZ's Form SB-2, File No. 333-94409, filed with the SEC on January 11, 2000.

4. Incorporated by reference from iBIZ's Form 10-KSB, File No. 027619, filed with the SEC on January 27, 2000.

5.   Filed herewith.

ITEM 28.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this Registration Statement; and

               (iii) include any additional or changed material information on the plan of distribution.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Phoenix, State of Arizona on January 19, 2001.



                                     iBIZ Technology Corp.,
                                     a Florida Corporation



                                     By:/s/ Kenneth W. Schilling
                                        --------------------------------
                                        Kenneth W. Schilling, President,
                                        Director


                                     By:/s/ Terry S. Ratliff
                                        --------------------------------
                                        Terry S. Ratliff, Vice President,
                                        Comptroller, Director


                                     By:/s/ Mark H. Perkins
                                        --------------------------------
                                        Mark H. Perkins, Vice President of
                                        Operations, Director

INDEX TO EXHIBITS







      EXHIBIT NO.                 DESCRIPTION
      -----------                 -----------
          2.01(1)   Plan of Reorganization and Stock Exchange Agreement dated
                    January 1, 1999

          3.01(1)   Articles of Incorporation, as amended

          3.02(1)   Bylaws

          5.01(3)   Opinion of Gammage & Burnham, P.L.C.

          10.01(1)  Citrix Business Alliance Membership Agreement dated February
                    10, 1999, between INVNSYS and Citrix Systems, Inc.

          10.02(1) Client Software License Agreement dated December 30, 1998, between INVNSYS and Citrix Systems, Inc.

          10.03(1)  IBIZ Technology Corporation Distributed Software License
                    Agreement dated June 2, 1999, between iBIZ and Jeremy Radlow

          10.04(1)  3Com Designed for Palm Computing Platform Logo License
                    Agreement, between iBIZ and Palm Computing, Inc.

          10.05(1)  IBIZ Technology Corp. Stock Option Plan dated January 31,
                    1999

          10.06(1)  Form of Stock Option

          10.07(1)  Lease Agreement dated June 1, 1999, between iBIZ and Lone
                    Cactus Capital Group, L.L.C.

          10.08(1)  Strategic Teaming and Marketing Agreement dated February 18,
                    1999, between iBIZ and Global Telephone Communication, Inc.

          10.09(1)  Form of iBIZ Technology Corp. Common Stock Purchase Warrant

          10.10(1)  Form of iBIZ Technology Corp. Convertible Debenture

          10.11(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Kenneth Schilling

          10.12(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Terry Ratliff

          10.13(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Mark Perkins

          10.14(2) Securities Purchase Agreement dated November 9, 1999, between iBIZ and Globe United Holdings, Inc.

          10.15(2) 7% Convertible Debenture Due November 9, 2004, between iBIZ and Globe United Holdings, Inc.

          10.16(2)  Warrant dated November 9, 1999

          10.17(2) Registration Rights Agreement dated November 9, 1999, between iBIZ and Globe United Holdings, Inc.

          10.18(3) Securities Purchase Agreement dated December 29, 1999, between iBIZ and Globe United Holdings, Inc.

          10.19(3) 7% Convertible Debenture Due December 29, 2004, between iBIZ and Globe United Holdings, Inc.

          10.20(3)  Warrant dated December 29, 1999

          10.21(3) Registration Rights Agreement dated December 29, 1999, between iBIZ and Globe United Holdings, Inc.

          10.22(3)  Subscription Agreement for Common Stock of iBIZ Technology
                    Corp.

          10.23(4) Master Distribution Agreement dated January 12, 2000, between iBIZ and Harsper Co. Ltd.

          21.01(1)  Subsidiaries of Registrant

          23.01(3)  Consent of Moffitt & Company

          27.02(4)  Financial Data Schedule

          99.01(5)  Press Release dated January 12, 2001

---------------

1. Incorporated by reference from iBIZ's Form 10-SB, File No. 027619, filed with the SEC on October 13, 1999.

2. Incorporated by reference from iBIZ's Form 10-SB/A, File No. 027619, filed with the SEC on December 1, 1999.

3. Incorporated by reference from iBIZ's Form SB-2, File No. 333-94409, filed with the SEC on January 11, 2000.

4. Incorporated by reference from iBIZ's Form 10-KSB, File No. 027619, filed with the SEC on January 27, 2000.

5.   Filed herewith.